December 28, 2004

Mail Stop 0409

Paul G. Anderson
President and Chief Executive Officer
FCStone Group, Inc.
2829 Westown Parkway, Suite 200
West Des Moines, Iowa  50266

Re:	FCStone Group, Inc.
	Amendment No. 2 to
      Registration Statement on Form S-4 Filed December 9, 2004
      Registration No. 333-118342

Dear Mr. Anderson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Table of Contents

1. Please ensure that all sections are reflected in the table of contents. We note, for example, that the "Use of Proceeds" and "Distribution" sections are missing.

Dividend Policy, page 35

2. We note your response to prior comment 8. Please revise the disclosure to state that $.50 per share represents less than 50% of your FY 2004 pro forma net income and that the Board currently intends to pay dividends of approximately 50% of net income annually.

Pro Forma Financial Information, pages 10 and 46
3. We note your response to comment 2 however it still appears the percentages used to allocate the appraisal value differ from the percentages used to allocate the additional stock value distributed.
We reissue our prior comment.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 47

	Off-balance Sheet Financing Activities, page 58

4. Please provide the information required by Item 303(a)(4) of Regulation S-K in this section, rather than cross-referencing the consolidated financial statements. In addition, please provide more detailed disclosure than currently appears in Note 12 to your consolidated financial statements regarding the business purpose of these transactions and the relative importance of these transactions with respect to your overall liquidity.

Experts, page 76

5. If accurate, please disclose that the appraisal report and the description thereof have been included in the proxy statement-prospectus in reliance on RSM McGladrey`s authority as experts on such matters.

Note 1 Summary of Significant Accounting Policies and Related
Matters

Organization, page F-6
6. Your response to comment 19 does not address completely all elements of our comment relating to your consolidation of FGDI. So that we may fully understand the basis for your consolidation of this entity, explain to us how you considered the rights held by your joint venture partner in determining that you control FGDI. Refer to
EITF 96-16.

Note 13 Transactions With Affiliated Companies, page F-20
7. Please file as correspondence on EDGAR the information included in your fax dated December 15, 2004 sent December 20, 2004 that provides supplemental disclosure to your responses to our accounting comments.


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jorge Bonilla at (202) 942-1993 or Cicely Luckey, Reviewing Staff Accountant, at (202) 942-1975 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 824-5445, or me at (202) 942-1960 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc:	Craig L. Evans (via facsimile)
	Shook, Hardy & Bacon L.L.P.






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FCStone Group, Inc.
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